Michael J. Castellano CHIEF FINANCIAL OFFICER LAZARD LTD LAZARD GROUP LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212-632-8262 FAX 212-332-5230 michael.castellano@lazard.com

January 6, 2009

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd Form 10-K for the fiscal year ended December 31, 2007
Lazard Ltd Form 10-Q for the period ended September 30, 2008
File No. 001-32492
Lazard Ltd Definitive Proxy Statement Filed March 24, 2008
Lazard Group LLC Form 10-K for the fiscal year ended December 31, 2007
File No. 333-126751

Dear Mr. Decker:

Pursuant to your correspondence dated November 24, 2008, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”). The responses to comments relate to both the Company and that of Lazard Group LLC, unless otherwise noted in our response.

LAZARD LTD

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: The Company advises the Staff that, where additional disclosures or other revisions are requested, we will include such information in our future filings, including our interim filings, where applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Summary, page 39

2.	Where you discuss financial information about geographic areas, please also provide a cross-reference to the notes to the financial statements (e.g., Note 20) providing additional geographic information. See Item 101 (d)(2) of Regulation S-K.

Response: The Company notes the Staff’s comment and will provide a cross-reference to our segment operating results note where we discuss financial information about geographic areas in our MD&A in future filings.

Asset Management, page 53

3.	Please consider also disclosing Assets Under Management for Equities, Fixed Income, Alternative Investments, etc. by sectors (such as real estate, banking, consumer products, etc.) as of each balance sheet date. This disclosure should be supplemented by revisions to your MD&A that provide a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented.

Response: The Company advises the Staff that Lazard’s significant Asset Management subsidiaries, Lazard Asset Management LLC (“LAM”) and Lazard Frères Gestion (“LFG”), do not track Assets Under Management (“AUM”) by sector across the products they manage, nor do they evaluate performance by sectors across products.

Liquidity and Capital Resources, page 58

4.	We note your disclosure on page 105 that you are in compliance with all obligations under your various senior and subordinated borrowing arrangements including your $150 million credit facility. Please revise to provide a comprehensive discussion of the terms of your most stringent covenants and demonstrate your compliance with them during the periods presented. In addressing this comment, please revise future annual and quarterly filings to include a tabular presentation that sets forth your compliance with your debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response: The Company notes the Staff’s comment and will provide additional details regarding financial covenants and compliance therewith in our future filings. We supplementally advise the Staff that the Company’s outstanding 7.125% senior notes, 6.85% senior notes and 3.25% subordinated convertible note do not contain any financial covenants. Only the Company’s $150 million senior revolving credit facility (the “Credit Facility”), of which no amounts have been outstanding since June 28, 2006, contains any such covenants. The Credit Facility requires that for so long as the lenders’ commitments remain in effect, any loan pursuant to the Credit Facility remains outstanding and unpaid or any other amount is owing to the bank group, the Company must be in compliance with the financial covenants contained therein. Accordingly, the Company monitors compliance with such covenants and has been in compliance as of each reporting date.

5.	Please tell us, with a view toward future disclosure, the business reasons for the changes between periods in both the deposits and other payables and receivables – net line items of your Statements of Cash Flows.

Response: The significant increases and decreases between periods in both the “deposits and other payables” and “receivables-net” line items on the Statements of Cash Flows relate primarily to the asset-liability management activities of Lazard Group LLC’s Paris-based subsidiary Lazard Frères Banque SA (“LFB”). Included within the “receivables-net” line item on the Statements of Cash Flows are amounts related to LFB’s short-term inter-bank deposits with registered banks, which represent substantially all of the separately identified line item on the Statements of Financial Condition “Receivables-net: Banks”. The level of these inter-bank deposits with registered banks is primarily driven by the level of LFB customer-related interest-bearing time and demand deposits and short-term inter-bank deposits from registered banks held at LFB, which can fluctuate significantly on a daily basis. As the amount of deposits change, there is generally a corresponding, but indirect, impact on the level of short-term inter-bank deposits with registered banks and, therefore, the “receivables-net” line item on the Statements of Cash Flows.

Critical Accounting Policies and Estimates, page 62

6.	Some of your material revenue streams are based on the value of Assets Under Management. Please disclose how you calculate the value of your Assets Under Management. If significant judgment is involved in the calculation of Assets Under Management and this directly impacts such calculation of your revenue recognition, please tell us how you considered the need to identify Assets Under Management as a critical accounting policy. We believe the following disclosures may be useful to investors:

•	Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management;
•	Detailed discussion of the material estimates and assumptions used in each of the models; and
•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: The Company notes the Staff’s comment and will clarify the disclosure in future filings to reflect the fact that “significant estimates and judgments” are generally not involved in the calculation of the value of our AUM. We supplementally advise the Staff that substantially all of Lazard’s AUM consists of debt and equity instruments, managed by LAM and LFG, the value of which is readily available based on prices quoted on a recognized exchange or by a broker.

Consolidated Financial Statements

Note 5 – Investments – at Fair Value, page 95

7.	You have over $1 billion of investments held at fair value as of December 31, 2007. Please consider revising your MD&A disclosures to more fully describe the types of debt, equities, and other investments that you personally hold and the sectors that these investments are in. The changes in balances between balance sheet dates should be clearly disclosed and the types of “other” investments should be given extra focus in your revised MD&A disclosures. Please also revise your MD&A to more clearly explain how changes in debt, equities, and other investments impacted your operating results for each period presented.

Response: The Company notes the Staff’s comment and will provide additional MD&A disclosures in our future filings regarding the types of debt, equities and other investments that we currently hold, the sectors that these investments are in, changes in balances between balance sheet dates, additional information regarding our “other” investments and how changes in debt, equities and other investments impacted our operating results.

LAZARD LTD

DEFINITIVE PROXY STATEMENT FILED MARCH 24, 2008

Compensation Discussion and Analysis

Philosophy and Objectives of Our Compensation Programs, page 15

8.	Please revise to clarify how “total shareholder return” is calculated.

Response: The Company notes the Staff’s comment and will clarify how “total shareholder return” is calculated in our 2009 Proxy Statement.

Design of Our Compensation Programs

General

9.	We note that the compensation committee reviews a tally sheet. Please explain in greater detail what tally sheet information was reviewed and discuss how it impacted the committee’s decision on compensation awards.

Response: The Company notes the Staff’s comment and will explain in greater detail what tally sheet information was reviewed and discuss how it impacted the Compensation Committee’s decision on compensation awards in our 2009 Proxy Statement.

Base Salary, page 16

10.	For as long as the retention and any similar agreements remain in effect, please clarify that your named executive officers are guaranteed a certain minimum amount of base salary pursuant to those agreements, as noted on page 26.

Response: The Company notes the Staff’s comment and will clarify in our 2009 Proxy Statement that each of our named executive officers is guaranteed a certain minimum amount of base salary pursuant to their respective retention agreements.

Incentive Compensation, page 16

11.	We note that, unlike your other named executive officers, whose incentive compensation consists of a mix of cash and equity awards, Mr. Wasserstein received all of his incentive compensation in the form of equity awards. If the form of Mr. Wasserstein’s incentive compensation differs materially from the form of the incentive compensation received by your other named executive officers, please disclose the reasons for this difference. Please also revise to discuss in greater detail your executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers. Refer to the last paragraph of Section II.B in Release No. 37-8732A.

Response: The Company notes the Staff’s comment and if applicable in 2009 we will disclose the reasons why Mr. Wasserstein’s incentive compensation differed from that of the other named executive officers and we will discuss in greater detail why the Compensation Committee chose to alter its policy on incentive compensation with respect to Mr. Wasserstein in our 2009 Proxy Statement.

12.	We note your disclosure on page 17 that “each of [y]our named executive officers own considerable interests in Lazard.” In view of these holdings, please disclose what consideration the compensation committee gave to the then current level of each named executive officer’s equity ownership in the company, both direct and indirect, when determining the amount of future equity awards to those officers. In doing so, please address specifically what impact, if any, the compensation committee believed the level of such existing holdings might have on the various benefits to the company and its shareholders that the committee hoped would be conferred by the equity awards.

Response: The Company notes the Staff’s comment and will provide the additional disclosure requested in our 2009 Proxy Statement.

13.	We note that the compensation committee awarded Mr. Wasserstein $36.2 million in incentive compensation payable in RSUs. Please tell us, with a view toward future disclosure, how this amount was determined and discuss your CEO’s role in making this compensation decision. Also please clarify whether this award was in addition to the 2,700,000 RSUs granted to Mr. Wasserstein on January 29, 2008.

Response: The Company notes the Staff’s comment and we supplementally advise the Staff that the incentive compensation payment that was awarded to Mr. Wasserstein in January of 2008 (for service rendered in 2007) was determined following extensive deliberations and discussions within the compensation committee and between the compensation committee and Mr. Wasserstein, which also included negotiations that led to the execution of a new five-year employment agreement for Mr. Wasserstein in January of 2008. The compensation committee directly engaged Steven Hall & Partners, LLC, an independent compensation consulting firm, to assist it with benchmarking and compensation analysis during these discussions. The $36.2 million in incentive compensation awarded to Mr. Wasserstein was in addition to a separate retention award of 2,700,000 RSUs, as discussed in the Compensation Discussion and Analysis of Lazard’s 2008 Proxy Statement under the heading “New Employment Agreement for Mr. Wasserstein.”

14.	Please describe in greater detail how individual roles and performance factored into the compensation amounts you disclose for the other named executive officers on page 20.

Response: The Company notes the Staff’s comment and will provide the additional disclosure requested in our 2009 Proxy Statement.

New Employment Agreement with Mr. Wasserstein, page 22

15.	Please tell us, with a view toward future disclosure, the dollar value of the 2,700,000 RSUs granted to Mr. Wasserstein.

Response: The Company notes the Staff’s comment and we supplementally advise the Staff that based solely on the per share closing price of Lazard’s common stock on the New York Stock Exchange of $35.66 on January 29, 2008, the grant date of the 2,700,000 RSUs, the dollar value of the 2,700,000 RSUs on that day was $96,282,000. This dollar value does not include any discount or reduction that may be attributable to the illiquidity or potential for forfeiture of the 2,700,000 RSUs. The dollar value of the 2,700,000 RSUs has fluctuated, and will continue to fluctuate, in relation to the per share price of Lazard’s common stock.

Summary Compensation Table, page 24

16.	Please provide appropriate footnote disclosure to the items in the “All Other Compensation” column. For example, if the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please see Item 402(c) of Regulation S-K and, in particular, the instructions to Item 402(c)(2)(ix).

Response: The Company notes the Staff’s comment and we respectfully submit that the footnote disclosure to the items in the “All Other Compensation” column of the Summary Compensation Table is compliant with Item 402(c) of Regulation S-K. In particular, we note that footnotes (c) and (d) in the “All Other Compensation” column identify by type each of the perquisites received by each of our named executive officers.

LAZARD LTD

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

17.	Please address the above comments in your interim filings as well.

Response: The Company notes the Staff’s comment and will address the above comments in our interim filings, as applicable.

Note 4 – Receivables – Net, page 10

18.	In light of the current credit environment, please revise your interim filings to disclose the amount of your allowance for doubtful accounts, bad debt expense, charge-offs, and other adjustments for each period presented. This will allow investors to evaluate any significant changes in credit quality. Please also disclose your accounting policy for estimating the allowance for doubtful accounts and consider quantifying the amount of receivables deemed past due or delinquent by management as of each period presented.

Response: The Company advises the Staff that it includes the amount of the allowance for doubtful accounts, bad debt expense, charge-offs and other adjustments in the financial statement section of its annual Form 10-K reports as well as the amount of the allowance for doubtful accounts in the MD&A section of both its annual Form 10-K and quarterly Form 10-Q reports. However, we note the Staff’s comment and will provide the additional information requested as well as an expanded description of our accounting policy with respect to estimating the allowance for doubtful accounts as of each period presented in all future filings.

Note 5 – Fair Value Measurements, page 10

19.	We note your disclosure on page 12 that you have fully reserved the entire amount of possible loss related to Lehman Brothers Inc. as of September 30, 2008. Please revise to clarify whether the full amount of possible loss related to Lehman Brothers is the $11.3 million requested on September 9, 2008 but not received, or some other amount. If the entire amount of the possible loss is more than $11.3 million, please revise to disclose the amount.

Response: The Company advises the Staff that it has fully reserved the $11.368 million amount disclosed which represents the entire amount of such possible loss, and will clarify such information in our future filings.

Note 11 – Commitments and Contingencies, page 20

20.	For each legal proceeding, if it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5. For example, it appears from your disclosure on page 21 that you have been named as a defendant in lawsuit concerning the bankruptcy of Conseco Inc. You indicate on page 22 that you may be indemnified and you intend to defend the claims against your vigorously. However, it is unclear from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the lawsuit.

Response: The Company notes the Staff’s comment and will provide the additional disclosure requested in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 40

21.	You present your results of operations for the three and nine months ended September 30, 2008 excluding the effects of the LAM merger and note on page 41 that this presentation represents a non-GAAP measure. In addition, your discussion of operating results starting on page 43 seems to give greater prominence to measures that exclude the effects of the LAM merger over the relevant GAAP measures. Please revise your MD&A throughout as follows:

•	Disclose the reasons why you believe that presentation of these non-GAAP financial measures provides useful information to investors regarding your results of operations;
•	Disclosure the additional purposes, if any, that you use these non-GAAP financial measures;
•	Give equal or greater prominence to GAAP measures when describing the results of your operations over comparative periods.

Please refer to Item 10(e) of Regulation S-K.

Response: The Company notes the Staff’s comment and respectfully submits that we believe that we separately quantified the impact of the closing of the LAM Merger, as applicable, in both textual and tabular format in our Form 10-Q for the period ended September 30, 2008 in order to provide equal prominence to both GAAP measures and non-GAAP measures when describing the results of our operations over comparative periods. However, we will consider providing additional disclosure to ensure that we provide equal prominence to both GAAP measures and non-GAAP measures. In addition, the Company includes non-GAAP measures when evaluating the Company’s ongoing operating results when it believes such measures to be effective indicators, for both management and investors, of our financial performance over time.

22.	We note your disclosure on page 40 indicating that the LAM merger is expected to result in annual pre-tax charges of approximately $7 million per year through October 31, 2011. It is unclear whether the $197 million of compensation and benefits expense recognized during the nine months ended September 30, 2008 represents a one-time cost or if you expect additional compensation and benefits expenses to be incurred in connection with the LAM merger in future periods. If additional compensation and benefits expenses are expected, please clarify if those expenses are included in the $7 million estimate described on page 40.

Response: The Company notes the Staff’s comment and in future filings will clarify the disclosure regarding the LAM merger-related charges to compensation and benefits expense amounting to $197 million in the quarter ended September 30, 2008 and related additional future annual pre-tax charges of approximately $7 million, expected to be incurred through October 31, 2011, comprised of approximately $5 million and $2 million of compensation and benefits expense and interest expense, respectively.

Asset Management, page 49

23.	Please revise to disclose your policy concerning redemptions of your Assets Under Management; it is unclear whether your investors are required to give you any advance notice prior to redemption and if so, the extent of notice required. Please also revise to quantify the extent of any significant decline in Assets Under Management subsequent to the balance sheet date but prior to filing of your Forms 10-Q and 10-K. To the extent that you experienced a significant decline in Assets Under Management subsequent to the balance sheet date but prior to filing of your Form 10-Q for the period ended September 30, 2008 and 10-K for, please revise to quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also tell us which sectors and investment categories (Equities, Fixed Income, etc) were most significantly impacted.

Response: The Company respectfully submits that disclosure regarding redemption notification is included within Item 1A. Risk Factors of Lazard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. However, we note the Staff’s comment and will provide similar disclosure in the Company’s MD&A in future filings. Furthermore, with respect to significant changes in AUM subsequent to the balance sheet date, we note the Staff’s comment and, if applicable, will provide updated AUM and factors contributing to the change in AUM in future filings.

Valuation of Investments, page 59

24.	You disclose on page 60 that you use external pricing sources to determine the fair market value of interests in LAM alternative asset management funds and that you use information derived from fund managers for the determination of private equity investment fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing your fair value measurements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The amount of assets you valued using broker quotes, along with the classification in the fair value hierarchy;
•	The number or quote or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;
•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and
•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Please refer to the March 2008 and September 2008 Division of Corporation Finance’s “Sample Letter sent to Public Companies on MD&A Disclosures Regarding the Application of SFAS 157” which are available on the SEC web site at: www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm

Response: We note the Staff’s comment and will provide additional MD&A disclosures regarding the pricing of our investments in our future filings.

Credit Concentration, page 63

25.	We note your disclosure that you had no exposure to an individual counterparty that exceeded $36 million in the aggregate, excluding inter-bank counterparties. Please disclose the name of the entity with which you have counterparty credit risk. Please also quantify for us the amount of exposure you have to your most significant inter-bank counterparties. Please disclose the extent to which you are exposed to counterparty credit and/or other risk by other financial services entities which have recently announced bankruptcy, liquidity and/or credit quality issues.

Response: The Company supplementally advises the Staff that the $36 million exposure to an individual counterparty, excluding inter-bank counterparties, is not material to the Company’s overall balance sheet and therefore does not deem such disclosure to be required. However, to the extent risks associated with individual and inter-bank counterparties are deemed material, including entities which have announced bankruptcy, we will provide additional disclosure in our future filings. At September 30, 2008, other than what was previously disclosed in Note 4 of Notes to Condensed Consolidated Financial Statements, we had no further exposure to counterparty credit and/or other risks of financial services entities which have announced bankruptcy.

LAZARD GROUP LLC

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

26.	Where a comment issued to Lazard Ltd above also affects Lazard Group LLC, please indicate such in your response and provide the requested information specific to Lazard Group LLC. Where we have requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like for Lazard Group LLC, separate from Lazard Ltd.

Response: As noted in our responses above, where additional disclosures or other revisions are requested, we will include such information in Lazard Ltd’s and Lazard Group LLC’s future filings, including Lazard Ltd’s and Lazard Group LLC’s interim filings, where applicable.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact Rick Hittner, our Corporate Controller, at (212) 632-1463 (facsimile: (212) 632-6670) or the undersigned at (212) 632-8262 (facsimile: (212) 332-5230).

Very truly yours,

/s/ Michael J. Castellano
Michael J. Castellano
Chief Financial Officer Lazard Ltd and Lazard Group LLC